

July 16, 2021

Rajiv Shukla
Chairman and Chief Executive Officer
ALPHA HEALTHCARE ACQUISITION CORP III
1177 Avenue of the Americas
5th Floor
New York, NY 10036

> **Re: ALPHA HEALTHCARE ACQUISITION CORP III**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 12, 2021**
> **File No. 333-253876**

Dear Mr. Shukla:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed July 12, 2021

General

1. We note your disclosure that your anchor investors have each indicated an interest in purchasing up to 9.9% of the units in the offering, up to an aggregate of approximately $100 million of units in this offering. Revise your disclosure to identify the anchor investors. In light of the significant number of units that will be purchased if each of the anchor investors fulfills their commitment, also revise your disclosures elsewhere in the prospectus to reflect the total number and percentage of shares that may be held by the anchor investors, your sponsor and officers and directors, with a view to putting into context statements such as "a smaller portion of affirmative votes from other public shareholders would be required to approve [y]our initial business combination."

2.   Please file the agreements between the sponsor and the anchor investors as exhibits to the registration statement, given the provisions that relate to you that appear to be contained in the exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services